EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Stock Symbol: MHM – (Toronto & New York)

MASONITE REPORTS THIRD QUARTER RESULTS

TORONTO, Ontario (October 18, 2002) – Masonite International Corporation today announced its results for the third quarter ended September 30, 2002. Masonite International Corporation reports in U.S. dollars.

(All amounts in U.S. dollars)

Third Quarter Highlights

☐	Sales increase 18% to $428 million

☐	Organic sales growth represents 55% of increase

☐	EBITDA increases 55%

☐	EBITDA margin increases from 10.3% to 13.6%

☐	EBIT increases 62%

☐	EBIT margin increases from 8.0% to 11.0%

☐	Net Income (excluding non-recurring items) increases 69%

☐	Earnings per share (excluding non-recurring items) increases 52%

☐	Debt to equity ratio improves to 1.0 to 1.0 at September 30, 2002 from 1.8 to 1.0 at September 30, 2001

Nine Month Highlights

☐	Sales increase 17% to $1,224 million

☐	Organic sales growth represents 50% of increase

☐	EBITDA increases 58%

☐	EBITDA margin increases from 9.6% to 12.9%

☐	EBIT increases 64%

☐	EBIT margin increases from 7.3% to 10.2%

☐	Net Income (excluding non-recurring items) increases 73%

☐	Earnings per share (excluding non-recurring items) increases 51%

UNAUDITED FINANCIAL SUMMARY
Three Months Ended
(in millions of dollars except per share amounts)

	9/30/02	9/30/01	Increase

Reported
SALES	$427.7	$362.9	18%
EBITDA	$58.1	$37.4	55%
EBIT	$47.0	$29.1	62%
INTEREST EXPENSE	$10.9	$8.0	36%
NET INCOME	$29.2	$3.8	658%
EPS	$0.55	$0.08	588%

Excluding Non-Recurring Items
SALES	$427.7	$362.9	18%
EBITDA	$58.1	$37.4	55%
EBIT	$47.0	$29.1	62%
INTEREST EXPENSE	$10.9	$8.0	36%
NET INCOME	$24.8	$14.7	69%
EPS	$0.47	$0.31	52%

UNAUDITED FINANCIAL SUMMARY
Nine Months Ended
(in millions of dollars except per share amounts)

	9/30/02	9/30/01	Increase

Reported
SALES	$1,223.7	$1,043.6	17%
EBITDA	$157.7	$99.8	58%
EBIT	$124.6	$76.0	64%
INTEREST EXPENSE	$34.4	$20.8	65%
NET INCOME	$67.3	$25.6	163%
EPS	$1.29	$0.57	126%

Excluding Non-Recurring Items
SALES	$1,223.7	$1,043.6	17%
EBITDA	$157.7	$99.8	58%
EBIT	$124.6	$76.0	64%
INTEREST EXPENSE	$34.4	$20.8	65%
NET INCOME	$63.0	$36.4	73%
EPS	$1.21	$0.80	51%

Sales for the three month period ended September 30, 2002 were $427.7 million, an 18% increase over the $362.9 million reported in the same period in 2001. Internal growth in the quarter accounted for approximately 55% of the increase in sales. For the nine months ended September 30, 2002 sales were $1,223.7 million, a 17% increase over the $1,043.6 million reported in the same period in 2001. Internal growth for the nine month period accounted for approximately 50% of the increase in sales.

Excluding non-recurring items, net income for the three month period ended September 30, 2002 was $24.8 million compared to $14.7 million reported in the same period in 2001. Excluding non-recurring items, earnings per share were $0.47 for the three month period compared to $0.31 per share in the same period in the prior year. Excluding non-recurring items, net income for the nine month period ended September 30, 2002 was $63.0 million compared to $36.4 million reported in the same period in 2001. Excluding non-recurring items, earnings per share were $1.21 for the nine month period compared to $0.80 per share in the same period in the prior year.

Philip S. Orsino, President and Chief Executive Officer stated, “We are extremely pleased with the 10% organic growth rate and the continued margin improvement experienced in the third quarter. The balance sheet has strengthened significantly with debt declining by approximately $60 million from the end of the second quarter. The debt to equity ratio improved to 1.0 to 1.0 at the end of the third quarter this year compared to 1.8 to 1.0 at the end of September, 2001. It has been a little over a year since the acquisition of Masonite Corporation by Premdor Inc. and the integration and the benefits of the combination are proceeding as expected.”

In the third quarter and as previously reported, Masonite entered into an agreement with SunTrust Bank of Atlanta to amend its existing senior secured credit facility. The underwritten agreement enabled Masonite to prepay in full the principal and interest on its subordinated long-term debt of $125.6 million for $105.0 million. The subordinated long-term debt carried an interest rate of 11.25% and was incurred to acquire Masonite Corporation in August 2001. The amended agreement also enabled the Company to reduce interest rates on the senior secured credit facility.

After the transaction, Masonite’s total available debt consists of $700 million in senior secured facilities of which $583 million was outstanding on September 30, 2002. When compared to the Company’s previous financing structure, the annual cost savings from this transaction are expected to be approximately $8.0 million after tax and are expected to result in an annual increase in earnings per share of approximately $0.15.

As a result of the prepayment of the subordinated long-term debt and the refinancing in the third quarter of 2002, the Company recorded a net pre-tax gain of $3.0 million which consists of a gain on the settlement of the subordinated long-term debt of $20.6 million less the write off of the deferred financing costs of $17.6 million. After tax, the net gain was approximately $4.4 million ($0.08 per share) and is a result of differing tax rates being applied to the components of the gain. In the third quarter of 2001, the Company incurred a debt extinguishment charge of $17.4 million as a result of a make whole payment related to paying off previously incurred senior notes.

Commencing in 2002, in accordance with current accounting standards, goodwill is no longer amortized. Had this accounting standard been adopted in 2001, earnings per share in 2001 would have been $0.02 higher in the third quarter and $0.05 higher for the nine month period ending September 30.

Masonite is a unique, integrated, global building products company with its Corporate Headquarters in Mississauga, Ontario and its International Administrative Offices in Tampa, Florida. It operates over 70 facilities in twelve countries in North America, South America, Europe, Asia and Africa and has over 12,000 employees. The Company sells its products to customers in over 50 countries.

This press release contains a number of “forward looking statements”. All statements, other than statements of historical fact, included in this press release that address activities, events or developments that the Company or its management expects or anticipates will or may occur in the future, including sales growth, level of sales, rates of return and earnings per share and other matters, are forward looking statements. They are based on certain assumptions and analyses made by the Company and its management in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of the Company and its management is subject to a number of risks and uncertainties, including: general economic, market and business conditions; level of construction and renovation activity; competition; financing risks; ability to manage expanding operations; retention of key management personnel; environmental and other governmental regulation; and other factors.

For more information contact:

Mr. Lawrence P. Repar
Executive Vice President and
Managing Director of Sales and Marketing
1600 Britannia Road East
Mississauga, Ontario L4W 1J2
(905) 670-6500
www.masonite.com

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Period of nine months ended September 30
(In thousands of U.S. dollars except per share amounts)

	2002	2001

Sales	$1,223,708	$1,043,597
Cost of goods sold	953,088	854,741

	270,620	188,856
Selling, general and administration	112,889	89,071

Income before undernoted items	157,731	99,785
Depreciation and amortization	33,167	23,807

Income before interest and income taxes	124,564	75,978
Interest	34,421	20,832
(Gain) loss on refinancing, net	(2,990)	17,370

	93,133	37,776
Income taxes	20,174	8,661

	72,959	29,115
Non-controlling interest	5,625	3,508

Net income	67,334	25,607

Retained earnings, beginning of period	206,311	166,851

Retained earnings, end of period	$273,645	$192,458

Earnings per share	$1.29	$0.57

Diluted earnings per share	$1.25	$0.57

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Period of three months ended September 30
(In thousands of U.S. dollars except per share amounts)

	2002	2001

Sales	$427,680	$362,933
Cost of goods sold	329,237	295,289

	98,443	67,644
Selling, general and administration	40,371	30,218

Income before undernoted items	58,072	37,426
Depreciation and amortization	11,063	8,360

Income before interest and income taxes	47,009	29,066
Interest	10,883	7,997
(Gain) loss on refinancing, net	(2,990)	17,370

	39,116	3,699
Income tax expense (recovery)	7,467	(1,571)

	31,649	5,270
Non-controlling interest	2,473	1,421

Net income	29,176	3,849

Retained earnings, beginning of period	244,469	188,609

Retained earnings, end of period	$273,645	$192,458

Earnings per share	$0.55	$0.08

Diluted earnings per share	$0.53	$0.08

UNAUDITED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	September 30	December 31
	2002	2001

ASSETS
Cash	$55,951	$40,611
Accounts receivable	233,282	201,765
Inventories	281,929	256,689
Income taxes recoverable	2,828	2,138
Prepaid expenses	12,433	12,055
Future income taxes	14,198	20,479
Assets held for sale	22,090	117,542

	622,711	651,279
Property, plant and equipment	669,628	614,216
Other assets	147,359	173,985
Future income taxes	9,503	2,806

	$1,449,201	$1,442,286

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank and other indebtedness	$4,308	$105,377
Accounts payable	241,430	217,814
Current portion of long-term debt	35,692	16,177

	281,430	339,368
Long-term debt	543,122	473,703
Subordinated long-term debt	—	117,716
Non-controlling interest	25,658	28,125
Future income taxes	82,691	78,152

	932,901	1,037,064

Common stock	257,310	236,262
Retained earnings	273,645	206,311
Foreign currency translation	(14,655)	(37,351)

	516,300	405,222

	$1,449,201	$1,442,286

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW
Period of nine months ended September 30
(In thousands of U.S. dollars)

	2002	2001

Cash flow provided by (used in) operating activities
Net income for the period	$67,334	$25,607
Depreciation and amortization	33,167	23,807
Accretion of interest	7,840	1,079
Gain on refinancing, net	(2,990)	—
Non-controlling interest	5,625	3,508
Cash reinvested in working capital and other	(17,376)	(6,378)

	93,600	47,623

Cash flow provided by (used in) investing activities
Proceeds from sale of assets	102,219	—
Additions to property, plant and equipment, net	(24,054)	(17,793)
Acquisitions	(14,928)	(320,971)
Other investing activities	(16,344)	(13,140)

	46,893	(351,904)

Cash flow provided by (used in) financing activities
Proceeds from issue of common stock	10,067	63,482
Net change in bank and other indebtedness	(101,069)	(16,227)
Net (repayment) issue of long-term debt	(41,167)	286,226

	(132,169)	333,481

Foreign currency translation adjustment	7,016	(2,833)

Increase in cash	15,340	26,367
Cash, beginning of period	40,611	3,878

Cash, end of period	$55,951	$30,245

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW
Period of three months ended September 30
(In thousands of U.S. dollars)

	2002	2001

Cash flow provided by (used in) operating activities
Net income for the period	$29,176	$3,849
Depreciation and amortization	11,063	8,360
Accretion of interest	1,119	1,079
Gain on refinancing, net	(2,990)	—
Non-controlling interest	2,473	1,421
Cash from working capital and other	22,424	8,680

	63,265	23,389

Cash flow provided by (used in) investing activities
Additions to property, plant and equipment, net	(7,915)	(7,282)
Acquisitions	(1,020)	(320,971)
Other investing activities	(6,766)	(12,840)

	(15,701)	(341,093)

Cash flow provided by (used in) financing activities
Proceeds from issue of common stock	538	63,482
Net change in bank and other indebtedness	(1,915)	(2,696)
Net (repayment) issue of long-term debt	(34,964)	284,802

	(36,341)	345,588

Foreign currency translation adjustment	(4,099)	1,629

Increase in cash	7,124	29,513
Cash, beginning of period	48,827	732

Cash, end of period	$55,951	$30,245

UNAUDITED CONSOLIDATED SCHEDULE OF SELECTED SEGMENTED INFORMATION

Period of nine months ended September 30
(In thousands of U.S. dollars)

	2002	2001

Sales
North America	$1,028,386	$882,776
Europe	195,322	160,821

	$1,223,708	$1,043,597

Segment operating income
North America	$123,887	$83,716
Europe	21,250	9,031

	145,137	92,747

Expenses
General	20,573	16,769
Interest and gain/loss on refinancing, net	31,431	38,202
Income taxes	20,174	8,661
Non-controlling interest	5,625	3,508

	77,803	67,140

Net Income	$67,334	$25,607

Product Line Segment Data

Sales:
Interior products	$809,418	$670,751
Exterior products	414,290	372,846

	$1,223,708	$1,043,597

UNAUDITED CONSOLIDATED SCHEDULE OF SELECTED SEGMENTED INFORMATION
Period of three months ended September 30
(In thousands of U.S. dollars)

	2002	2001

Sales
North America	$361,435	$309,779
Europe	66,245	53,154

	$427,680	$362,933

Segment operating income
North America	$46,154	$31,575
Europe	7,480	2,940

	53,634	34,515

Expenses
General	6,625	5,449
Interest and gain/loss on refinancing, net	7,893	25,367
Income tax expense (recovery)	7,467	(1,571)
Non-controlling interest	2,473	1,421

	24,458	30,666

Net Income	$29,176	$3,849

Product Line Segment Data

Sales:
Interior products	$273,391	$224,023
Exterior products	154,289	138,910

	$427,680	$362,933

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Period ended September 30, 2002 and 2001 (In thousands of U.S. dollars except for per share information)

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited consolidated financial statements are prepared in accordance with generally accepted accounting principles for interim financial statements in Canada. Accordingly, certain footnote information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The unaudited consolidated financial statements included herein should be read in conjunction with Masonite International Corporation’s Annual Report for the year ended December 31, 2001.

The unaudited consolidated financial statements are prepared using the same accounting polices and methods of application as were used in preparing the most recent annual financial statements except for the adoption of new accounting standards as described below. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation are included. Operating results for the interim period included herein are not necessarily indicative of the results that may be expected for the year ending December 31, 2002.

Principles of Consolidation

The unaudited consolidated financial statements include the accounts of Masonite International Corporation (the “Company”) and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. Unconsolidated investments in which the Company has less than a controlling interest are accounted for using the equity method.

Goodwill and other intangibles

Effective January 1, 2002 goodwill and intangible assets with indefinite useful lives are not amortized and are tested for impairment at least annually by comparing their carrying value to the respective fair value. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives and reviewed for impairment by assessing the recoverability of the carrying value.

A review of business combinations prior to July 31, 2001 was performed by the Company with no changes required to the book value of goodwill and no previously unrecognized intangible assets were recorded. Amortization of indefinite lived intangibles and goodwill has ceased. If this new standard had been applied January 1, 2001 the elimination of the amortization of indefinite lived intangibles and goodwill would have increased net income by $0.02 per share, basic and diluted to $4.6 million ($0.10 per share, basic and diluted) for the quarter ended September 30, 2001. For the nine months ended September 30, 2001, net income would have increased by $0.05 per share, basic and diluted to $28.0 million ($0.62 per share, basic and diluted).

The Company has completed the transitional impairment test for its reporting units and has determined that there was no impairment of goodwill at January 1, 2002.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Period ended September 30, 2002 and 2001 (In thousands of U.S. dollars except for per share information)

Stock based compensation

Effective January 1, 2002, the Company accounts for all stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, using the fair value based method. The Company had no such instruments issued or outstanding since January 1, 2002.

The Company accounts for stock options that are settled by the issuance of common shares as capital transactions and no compensation cost is recorded. Consideration paid by employees on the exercise of stock options is recorded as share capital. The Company discloses the pro forma effect of accounting for these awards granted after January 1, 2002 under the fair value method. Proforma compensation cost is amortized over the vesting period.

NOTE 2: ACQUISITIONS

During the first nine months of 2002, the Company purchased the remaining interests in four less than wholly owned subsidiaries that it did not already own. Consideration for these acquisitions was paid in cash and common shares of the Company. The purchase price was allocated as follows:

Current assets, net of cash	$8,894
Fixed assets and intangibles	54,279
Future income tax assets	9,548
Liabilities assumed	(20,738)
Cost of original equity investment	(27,995)

$23,988

Consideration:
Cash	$14,928
Common shares	9,060

$23,988

These acquisitions have been accounted for using the purchase method of accounting. Subsidiaries previously accounted for on the equity basis are consolidated following the date of acquisition.

NOTE 3: ASSETS HELD FOR SALE

In the first quarter of 2002, the Company completed the sale of the Towanda facility. Earnings for the first quarter of 2002 exclude the results attributable to the Towanda facility. The balance of assets held for sale is expected to be disposed during 2002.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Period ended September 30, 2002 and 2001 (In thousands of U.S. dollars except for per share information)

NOTE 4: INCOME TAXES

The Company’s income tax expense (recovery) for the nine months ended September 30 is comprised of:

	2002	2001

Current	$7,249	$14,038
Future	12,925	(5,377)

	$20,174	$8,661

The Company’s income tax expense (recovery) for the three months ended September 30 is comprised of:

	2002	2001

Current	$(4,958)	$4,306
Future	12,425	(5,877)

	$7,467	$(1,571)

In the quarter ended September 30, 2002, the Company’s income tax provision is affected by the net gain on refinancing. The income and expense components of the net gain are taxed at different rates which results in a net tax benefit of approximately $1.4 million. This tax benefit reduces income tax expense as otherwise determined.

The Company’s effective income tax rate is the weighted average of federal, state and provincial rates in the domestic and foreign jurisdictions in which the Company operates.

NOTE 5: LONG-TERM DEBT

	September 30, 2002	December 31, 2001

Bank term loan B, bearing interest at LIBOR plus 2.75% (2001 — 3.0%), due August 31, 2006	$100,000	$135,000
Bank term loan C, bearing interest at LIBOR plus 2.75% (2001 — 3.5%), due August 31, 2008	448,875	349,125
Bank term debt bearing interest at LIBOR plus 3.5%, due June 28, 2007	25,000	—
Other long-term debt	4,939	5,755

	578,814	489,880
Less current portion	35,692	16,177

	$543,122	$473,703

In July of 2002, the Company undertook a refinancing of its senior bank facilities. The new bank term loans totaling $550 million were drawn through a combination of facilities having varying maturity

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Period ended September 30, 2002 and 2001 (In thousands of U.S. dollars except for per share information)

dates and interest rates. The maximum to be drawn under the new long-term revolving bank loan tranche totals $100 million. This revolving loan remains undrawn as at the end of the period.

The approximate amount of principal repayments the term facilities required in each of the next five fiscal years is as follows:

2003	$35,000
2004	35,000
2005	35,000
2006	29,000
2007	115,000

In July, 2002, the Company prepaid its subordinated long-term debt of $125.5 million for $105 million from the proceeds of the new term facilities. As this refinancing constitutes a settlement of the previous debt, the Company has written off the remaining balance of deferred financing fees. In September, 2001, the Company undertook a refinancing of it senior notes in connection with an acquisition and incurred debt extinguishment costs of $17.4 million.

The components of the net gain on refinancing are as follows:

	2002	2001

(Gain) Loss on settlement of debt	$(20,556)	$16,351
Financing fees	17,566	1,019

	$(2,990)	$17,370

The Company has a total of $325 million of interest rate swaps to convert floating rate LIBOR debt to fixed rate debt at a weighted average interest rate of 4.69% plus applicable margin maturing at various dates over four years.

NOTE 6: SHARE CAPITAL

Information with respect to outstanding common shares is as follows:

	Shares	Amount

September 30, 2002	53,267,561	$257,310
October 15, 2002	53,267,561

During the nine months ended September 30, 2002, 632,500 options were granted at an exercise price of $14.11 per share, 1,405,800 options and warrants were exercised at a weighted average exercise price of $7.16 and 77,000 options were cancelled. The number of options and warrants outstanding at September 30, 2002 was 3,660,200 (December 31, 2001 — 4,510,500). The Company issued 125,000 common shares at a price of $15.37 in connection with a previous year acquisition and 484,783 common shares in connection with a current year acquisition at a price of $18.69.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Period ended September 30, 2002 and 2001 (In thousands of U.S. dollars except for per share information)

NOTE 7: STOCK BASED COMPENSATION

During 2002, the Company granted 632,500 options that call for settlement by the issuance of common shares. Had compensation cost been determined based on the fair value at the grant dates for awards under those plans consistent with the fair value based method of accounting for stock-based compensation, the Company’s net income for the nine months ended September 30, 2002 would have been reduced by approximately $1.2 million or $0.02 per share (basic and diluted).

NOTE 8: EARNINGS PER SHARE

All options and warrants to purchase common shares outstanding during the nine months ended September 30, 2002 were included in the computation of diluted earnings per share as the average market price per share during the reporting period was greater than the exercise prices.

For the nine months ended September 30, 2001, 2,170,000 options and warrants at prices in excess of $8.23 per share were outstanding but were not included in the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares for the reporting period.

The computations for basic and diluted earnings per share for the nine months ended September 30 are as follows:

	2002	2001

Net income	$67,334	$25,607

Weighted average number of common shares
Basic	52,311,000	45,316,000
Effect of options and warrants	1,763,000	145,000

Diluted	54,074,000	45,461,000

Earnings per share
Basic	$1.29	$0.57
Diluted	1.25	0.57

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Period ended September 30, 2002 and 2001 (In thousands of U.S. dollars except for per share information)

The computations for basic and diluted earnings per share for the three months ended September 30 are as follows:

	2002	2001

Net income	29,176	$3,849

Weighted average number of common shares
Basic	53,233,000	47,996,000
Effect of options and warrants	1,421,000	466,000

Diluted	54,654,000	48,462,000

Earnings per share
Basic	$0.55	$0.08
Diluted	0.53	0.08

The sum of basic and diluted earnings per share for the three quarters ended September 30, 2002 is different from the basic and diluted earnings per share for the nine months ended September 30, 2002 due to differences in the average number of shares outstanding during the periods.

NOTE 9: COMMITMENTS

The Company has entered into foreign currency contracts to hedge foreign currency risk between various currencies, most significantly the Canadian dollar and the US dollar. At September 30, 2002 the unrealized exchange gain related to these foreign currency contracts was $2.2 million.

NOTE 10: SUPPLEMENTAL CASH FLOW INFORMATION

For the nine months ended September 30:

	2002	2001

Interest paid	$24,295	$18,389
Income tax refunded	5,400	—
Income taxes paid	10,900	21,301
Value of shares issued in connection with business combinations	10,981	—

For the three months ended September 30:

	2002	2001

Interest paid	$7,002	$5,309
Income tax refunded	5,400	—
Income taxes paid	381	5,977
Value of shares issued in connection with business combinations	—	—

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Period ended September 30, 2002 and 2001 (In thousands of U.S. dollars except for per share information)

NOTE 11: ADDITIONAL SEGMENTED INFORMATION

Capital assets employed in North America and Europe at September 30, 2002 were $501,017 and $168,611 respectively ($455,279 and $158,937, respectively, at December 31 2001). Goodwill in North America and Europe was $125,981 and $4,491, respectively, at September 30, 2002 ($113,243 and $4,165 respectively at December 31 2001.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion has been prepared by management and is a review of the operating results and financial position of Masonite International Corporation (the “Company”) for the nine months and quarter ended September 30, 2002 based upon accounting principles generally accepted in Canada. All amounts are in United States dollars unless otherwise specified.

     This discussion should be read in conjunction with the unaudited consolidated financial statements and accompanying notes.

     The Company combines one of the world’s largest door manufacturers, Premdor Inc., with one of the world’s largest manufacturers of door components, Masonite Corporation. This combination occurred on August 31, 2001 with the acquisition of Masonite Corporation by Premdor Inc. On January 1st, 2002 Premdor Inc. changed its name to Masonite International Corporation.

Overview

     The Company is primarily engaged in the manufacture and merchandising of doors, door components and door entry systems for sale in the home improvement and home construction markets. The Company sells its products to distributors, jobbers, home centre chains and wholesale and retail building supply dealers worldwide.

     The market demand for the Company’s products is influenced by the factors described in Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in the Company’s Annual Report for the year ended December 31, 2001. The factors impacting product demand have remained relatively unchanged during the third quarter of 2002.

     The most significant change in the Company’s operations between the third quarter of 2001 and 2002 is the effect of the acquisition of Masonite Corporation as described in the Company’s 2001 Annual Report.

Nine months ended September 30, 2002 compared with nine months ended September 30, 2001

Results of Operations

     Consolidated sales in the first nine months of 2002 increased 17% or $180 million to approximately $1,224 million from sales of $1,044 million in 2001. The acquisition of Masonite Corporation (completed on August 31, 2001) accounted for approximately 50% of increased sales in the period, with the remaining increase being broadly based throughout the Company’s operations. Revenue from customers in the Company’s two principal geographic markets, North America and Europe, was approximately 81% and 19%, respectively in comparison to 84% and 16% in the prior year. The increase in sales to European customers is primarily attributable to a higher proportion of Masonite Corporation’s external sales being generated in Europe relative to the pre-existing operations. The proportion of revenues from interior and exterior products was approximately 66% and 34%, respectively, a minor change from 64% and 36% in the first nine months of 2001 due principally to the Masonite Corporation acquisition as the sale of interior door components is included in interior products.

     Cost of sales, expressed as a percentage of sales, was 77.9% in 2002, a decrease from 81.9% in 2001. The decrease in cost of sales, as a percentage of revenues, was primarily attributable to the following factors:

•	Operating results in the first nine months of 2001 include only one month of the acquired Masonite Corporation operations;

•	An improvement in the Company’s existing North American operations;

•	Improved results from European operations; and

•	Benefits realized from the integration of the Company’s door facing facilities with its door plants.

     Selling, general and administrative expenses as a percentage of sales were 9.2% compared with 8.5%. The overall percentage is consistent with results following the Masonite Corporation acquisition. The increase in the percentage is primarily attributable to the fact that the majority of the sales of the acquired Masonite Corporation operations are intercompany and, therefore are eliminated upon consolidation, while the incremental selling, general and administrative costs are not eliminated upon consolidation.

     Depreciation and amortization expense increased $9.4 million in the first nine months of 2002 to $33.2 million from $23.8 million in 2001. The rise in depreciation and amortization is principally due to a higher fixed asset base resulting from completion of the Masonite Corporation acquisition.

     Interest expense increased approximately $13.6 million in comparison to the first nine months of 2001. The increase in finance costs is due to additional debt incurred to finance both the Masonite Corporation acquisition and growth in the Company’s operations.

     The Company realized a net gain of $3.0 million on the refinancing of its debt during the nine-month period ended September 30, 2002. This net gain was comprised of a $20.6 million gain on extinguishment of the Company’s subordinated long term debt less a $17.6 million write off of financing fees associated with the settled term debt. In order to extinguish the subordinated long term debt, the Company amended and restated its existing credit facility as more fully described below and in the Liquidity and Capital Resources section. The results from the first nine months of 2001 include a $17.4 million charge for debt extinguishment costs.

     The terms of the new credit facilities reduce the rate on the Company’s borrowings under the facility from LIBOR plus 3.0% on the Term B and LIBOR plus 3.5% on the Term C to LIBOR plus 2.75% on both tranches. The Company has a total of $325 million of interest rate swaps to convert LIBOR floating rate debt to fixed rate debt at a weighted average interest rate of 4.69% maturing at various dates over the next four years. It is anticipated that the reduced interest rates on the debt will result in an annual savings of approximately $8.0 million after tax, or $0.15 per share.

     The Company’s effective income tax rate is the weighted average of federal, state and provincial rates in various countries in which the Company has operations including the United States, Canada, France, the United Kingdom and Ireland. The difference in the effective rate of 21.7% in 2002 versus 23.0% in 2001 results primarily from the debt refinancing transactions described above. Excluding the impact of the income taxes on the gain on refinancing, the Company’s effective income tax rate would have been approximately 24%, which is the anticipated full year effective rate.

     The Company’s 2002 net income for the first nine months of the year increased 163% or $41.7 million to $67.3 million ($1.29 per share) from $25.6 million in 2001 ($0.57 per share). Basic earnings per share of $1.29 in 2002 and $0.57 in 2001 are calculated using the weighted average number of shares outstanding for the nine-month period of 52.3 million and 45.3 million, respectively. Calculations of diluted earnings per share of $1.25 in 2002 and $0.57 in 2001 reflect the dilution effect from the assumed exercise of options where the exercise price was lower than the average market price of the common shares for the reporting period.

     The Company’s 2002 net income, excluding the effects of the after tax gain (2001 — loss) on the extinguishment of debt, for the first nine months of the year increased 73% or $26.6 million to $63.0 million ($1.21 per share) from $36.4 million in 2001 ($0.80 per share).

     The Company generated $93.6 million of cash flow from operations in the first nine months of 2002 compared to $47.6 million in the same period in the prior year. The year over year increase can be attributed to the improvement in margins, partially offset by higher cash interest costs and increased investment in working capital. Cash flow from operations in the first nine months of 2001 was also reduced by approximately $17.4 million for debt extinguishment costs.

     Investing activities generated a net cash inflow of $46.9 million in the first nine months of 2002 compared to an outflow of $351.9 million that included the Masonite Corporation acquisition in the prior year. The cash generated on the sale of the Towanda, facility and other assets held for sale contributed $102.2 million of cash flow that was principally used to repay indebtedness. Capital expenditures were $6.3 million higher in the current year as the Company is now servicing a larger fixed asset base due to the Masonite Corporation acquisition. Through the first nine months of 2002, the Company invested $14.9 million in cash to acquire the remaining minority ownership interest in four less than wholly-owned subsidiaries.

     Financing activities in the first nine months of 2002 utilized $132.2 million of cash flow compared to an inflow of $333.5 million in the prior year. The proceeds from the sale of the Towanda facility were used to reduce indebtedness under the $100 million asset sale loan. The Company also repaid long-term debt of $41.2 million. The issuance of common shares on the exercise of options and warrants generated $10.1 million of cash flow in 2002.

Third Quarter of 2002 compared with Third Quarter of 2001

Results of Operations and Cash flows

     Consolidated sales in the third quarter of 2002 increased 18% or $65 million to approximately $428 million from sales of $363 million in 2001. The acquisition of Masonite Corporation (completed on August 31, 2001) accounted for approximately 50% of increased sales in the third quarter, with the remaining increase being broadly based throughout the Company’s operations. The third quarter of 2001 included one month of the acquired Masonite Corporation operations. Revenue from customers in the Company’s two principal geographic markets, North America and Europe, was approximately 82% and 18%, respectively, in the third quarter of 2002 compared to approximately 85% and 15% in 2001. The increase in the proportion of sales to European customers is attributable to the Masonite Corporation acquisition as described above. The proportion of revenues from interior and exterior products was approximately 64% and 36%, respectively, a minor change from 62% and 38% in the third quarter of 2001 due principally to the Masonite Corporation acquisition.

     Cost of sales, expressed as a percentage of sales, was 77.0% in 2002, a decrease from 81.4% in 2001. The decrease in cost of sales, as a percentage of revenues, was primarily attributable to the factors described above in the results of operations of the nine months ended September 30, 2002.

     Selling, general and administrative expenses as a percentage of sales were 9.4% compared with 8.3%. The increase in the percentage is attributable to the impact of the Masonite Corporation acquisition as described above.

     Depreciation and amortization expense increased $2.7 million in the third quarter of 2002 to $11.1 million from $8.4 million in 2001. The rise in depreciation and amortization is principally due to a higher fixed asset base resulting from completion of the Masonite Corporation acquisition on August 31, 2001.

     Interest expense increased approximately $2.9 million in the third quarter of 2002. The increase in finance costs is due to additional debt incurred to finance both the Masonite Corporation acquisition and growth in the Company’s operations.

     The Company reported a net gain on the refinancing of its debt of $3.0 million in the third quarter of 2002. This net gain was comprised of a gain on the settlement of the Company’s subordinated long term debt of $20.6 million and write off of financing fees of $17.6 million. In the prior year, the Company reported debt extinguishment costs of $17.4 million.

     The income tax provision in the third quarter of 2002 was an expense of $7.5 million or 19.1% of pre-tax income. This varies from the Company’s anticipated full year effective tax rate of approximately 24% due to the impact of the gain on refinancing. The individual components of the gain are taxed at different rates such that, on an overall basis, the net gain results in a tax benefit of approximately $1.4 million and reduces the tax provision as otherwise determined. For the comparative period in 2001, the income tax provision was a recovery of $1.6 million, as it included the recognition of the tax benefit of the debt extinguishment costs which were incurred in a relatively high tax rate jurisdiction.

     The Company’s 2002 net income for the quarter increased approximately $25.3 million to $29.2 million ($0.55 per share) from $3.8 million in 2001 ($0.08 per share). Basic earnings per share of $0.55 in 2002 and $0.08 in 2001 are calculated using the weighted average number of shares outstanding for the quarter of 53.2 million and 48.0 million, respectively. Calculations of diluted earnings per share of $0.53 in 2002 and $0.08 in 2001 reflect the dilution effect from the assumed exercise of options where the exercise price was lower than the average market price of the common shares for the reporting period.

     The Company’s 2002 net income, excluding the effects of the after tax gain (2001 – loss) on the extinguishment of debt, for the quarter increased approximately $10.1 million to $24.8 million ($0.47 per share) from $14.7 million in 2001 ($0.31 per share).

     During third quarter of 2002, the Company generated $63.3 million of cash from operations as compared to $23.4 million in the prior year. This increase is principally due to improved margins and a larger reduction in the investment in net working capital during the third quarter. Cash flow from operations in the third quarter of 2001 was also reduced by the payment of approximately $17.4 million of debt extinguishment costs.

     The Company invested $1.0 million in acquisitions during the quarter to purchase the minority interest in two less than wholly owned subsidiaries. Other investing activities of $6.8 million for the third quarter of 2002 consists principally of financing fees.

     The Company made net repayments on long-term debt of $35.0 million in the quarter. In total, the Company used $36.3 million in cash for financing activities compared to the $345.6 million generated in the prior year with the principal differences being the common share proceeds and the issue of long-term debt in prior year to finance the Masonite Corporation acquisition.

Liquidity and Financial Condition

     Consolidated net working capital increased by $29.4 million to $341.3 million at September 30, 2002. The Company’s working capital ratio improved to 2.21 to 1.0 at September 30, 2002 from 1.92 to 1.0 at December 31, 2001.

     During the first nine months of 2002, the Euro and the British pound have strengthened against the Company’s reporting currency, the US dollar. The impact has been that the cumulative translation adjustment account has decreased from a deficit of $37.4 million at December 31, 2001 to a deficit of $14.7 million at September 30, 2002. The offset to this has been an increase in the US dollar equivalent of the underlying foreign currency assets and liabilities of the foreign operations.

     Net property plant and equipment increased from $614 million at year-end to $670 million at September 30, 2002. Approximately $52 million of the increase is attributable to the acquisition of Fibramold S.A. which was consolidated starting June 30, 2002 and was an equity investment at

December 31, 2001. (During the quarter, Fibramold S.A. changed its name to Masonite Chile). Another portion of the change of is due to the strengthening of the Euro and the British pound relative to the US dollar that translates into higher fixed asset values when translated from local currencies to the US dollar.

     The decrease in other assets is principally attributable to the conversion to consolidation from equity accounting for Fibramold S.A. The cost of the original equity investment was included in other assets at December 31, 2001. The other significant change is the decrease in the amount of deferred financing fees due to the amounts written off as part of the refinancing transaction in the third quarter of 2002.

     The Company and its subsidiaries had approximately $120 million of revolving bank credit facilities established at September 30, 2002. Approximately $4.3 million of the Company’s $20 million of current revolving bank lines was utilized at the end of the first quarter of 2002 and was classified as current bank indebtedness. Nothing was drawn at September 30, 2002 on the Company’s $100 million long term revolving bank line. The Company also had cash on hand of $56.0 million as at September 30, 2002, a portion of which will be used to reduce term indebtedness in the fourth quarter.

     The Company’s interest bearing debt (net of cash on hand) to equity ratio improved to 1.02 to 1.0 from 1.66 to 1.0 at December 31, 2001. In addition to the asset sale loan of $100 million that was repaid in the first quarter of 2002, the Company reduced its debt by approximately $60 million through the prepayment of its subordinated long term debt and through payments against senior term debt.

     On July 31, 2002, the Company amended and restated its existing senior credit facility. As a result of this transaction, the Company’s total available bank debt now consists of $700 million in available senior secured credit facilities of which approximately $583 million was outstanding on September 30, 2002.

Business Risks and Uncertainties

     The Company periodically enters into foreign exchange contracts to manage and reduce the risk associated with foreign currency fluctuations. The amount of foreign exchange contracts matches estimated foreign currency risks over a specified period of time. The foreign exchange contracts outstanding at September 30, 2002 are described in Note 9 to the unaudited consolidated financial statements. Additional information with respect to the Company’s use of financial instruments is available in the audited consolidated financial statements included in the Company’s 2001 Annual Report.

Accounting Policies

     Effective January 1, 2002, the Company adopted two new accounting standards promulgated by the Canadian Institute of Chartered Accountants (the “CICA”). These standards are CICA Handbook Section 3062: Goodwill and other intangibles (“Section 3062”) and CICA Handbook Section 3870: Stock based compensation and other stock based payments (“Section 3870”).

     The effect of Section 3062 on the Company was to end the amortization of goodwill and other intangible assets with indefinite useful lives and to test for impairment in accordance with the new accounting guidelines. A more extensive discussion of the effect of the adoption of the change in accounting standards Note 1 to the unaudited consolidated financial statements.

     The adoption of Section 3870 did not require any change to the Company’s existing accounting policy for the grant of stock options to employees. The standard does require additional disclosure as provided in Note 7 to the unaudited consolidated financial statements.

Forward-Looking Statements

     This Quarterly Report contains a number of “forward-looking statements”. All statements, other than statements of historical fact, included in this Quarterly Report that address activities, events or developments that the Company or its management expects or anticipates will or may occur in the future are forward-looking statements. They are based on certain assumptions and analyses made by the Company and its management considering its experience and perceptions of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results or developments will conform with the expectations and predictions of the Company and its management is subject to a number of risks and uncertainties, including: general economic, market and business conditions; levels of construction and renovation activity; competition; financing risks; ability to manage expanding operations; retention of key management personnel; environmental and other government regulation; and other factors.